Exhibit 99.2

ALGOMA STEEL GROUP INC.

(the “Company”)

Annual General Meeting of Shareholders

Held on June 24, 2025

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2025 Annual General Meeting of Shareholders of the Company held virtually on June 24, 2025. All matters voted upon at the Annual General Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated May 1, 2025, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

1.	ELECTION OF DIRECTORS

Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

		% of		% of
		Votes	Votes	Votes
Nominee	Votes For	For	Withheld	Withheld
Mary Anne Bueschkens	63,288,046	97.505%	1,619,736	2.495%
Sean Donnelly	63,618,650	98.014%	1,289,132	1.986%
Michael Garcia	63,619,558	98.015%	1,288,224	1.985%
James Gouin	63,618,100	98.013%	1,289,682	1.987%
Andy Harshaw	63,514,669	97.854%	1,393,113	2.146%
Sanjay Nakra	63,563,641	97.929%	1,344,141	2.071%
Melinda J. Newman	63,512,570	97.850%	1,395,212	2.150%
Eric S. Rosenfeld	62,962,411	97.003%	1,945,371	2.997%
Gale Rubenstein	63,480,639	97.801%	1,427,143	2.199%
David D. Sgro	59,221,098	91.239%	5,686,684	8.761%

2.	APPOINTMENT OF AUDITOR

Deloitte LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

	% Votes	# Votes	% Votes
# Votes For	For	Withheld	Withheld
73,260,620	99.862%	101,428	0.138%

3.	ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

A non-binding advisory resolution on the Company’s approach to executive compensation, the full text of which is set out in Company’s management information circular dated May 1, 2025, was approved, with the outcome of the vote being as follows:

	% Votes	# Votes	% Votes
# Votes For	For	Against	Against
62,305,187	95.990%	2,602,596	4.010%

Dated this 24th day of June, 2025.

ALGOMA STEEL GROUP INC.

By:	`/s/ Rajat Marwah
Name: Rajat Marwah
Title: Chief Financial Officer